

April 7, 2011

Ms. Karen L. Howard
Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, NY 14228-1197

> **Re: Columbus McKinnon Corporation**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed May 28, 2010**
> **File No. 000-27618**

Dear Ms. Howard:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief